Via Facsimile and U.S. Mail
Mail Stop 4720

October 29, 2009

Mr. Craig Eisenacher
Executive Vice President and Chief Financial Officer
Everest Re Group, Ltd.
Wessex House – 2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

Re: Everest Re Group, Ltd.
Form 10-K for the Year Ended December 31, 2008
Filed on March 2, 2009
Schedule 14A
Filed on April 9, 2009
File No. 001-15731

Dear Mr. Eisenacher:

    We have reviewed your supplemental response filed October 23, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

<u>Compensation Discussion and Analysis</u>

<u>Base Salary and Bonus Determinations, page 14</u>

<u>Compensation Discussion and Analysis</u>

<u>Base Salary and Bonus Determinations, page 14</u>

1. Please refer to your response to Comment 5. Please confirm that you will expand your disclosure to discuss the material factors that the Compensation Committee considered in adjusting base salaries and determining bonus awards payable to Named Executive Officers in next year's Compensation Discussion and Analysis, excluding the bonus award payable to Mr. Taranto.

2. We note your disclosure that Mr. Taranto's performance-based compensation is subject to the Executive Performance Annual Incentive Plan and the specific objectives set forth therein. Section 2(g) of the Executive Performance Annual Incentive Plan sets forth performance criteria, whose level of achievement contributes to the amount of incentive compensation awarded to Mr. Taranto. Section 4(a) indicates that within ninety days after the beginning of each year, the Compensation Committee shall establish in writing (i) objective performance goal(s) for each participant for that year based on one or more of the performance criteria; (ii) the target award; and (iii) an objective method by which such amounts will be calculated, which calculation will be based upon a comparison of actual performance to the performance goal(s).

   Your Compensation Discussion and Analysis does not disclose the performance criteria used to determine Mr. Taranto's annual cash bonus. We note that ninety days has elapsed from the beginning of the 2009 fiscal year, so it appears that the performance criteria and target awards have been established pursuant to the Executive Incentive Plan. Please provide us with draft disclosure for your 2010 meeting proxy statement which provides the following:

   - The performance criteria; and
   - A discussion of how the level of achievement will affect the actual bonus to be paid, which is consistent with the definition of "Target Award" set forth in the Executive Incentive Plan.

   To the extent that these objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will disclose the level of achievement of these objectives.

Employment and Change in Control Agreements

Certain Transactions with Directors, page 28

3. We note your response to Comment 6 and reissue the Comment. It appears that
    Mr. Galtney, a director of your company, is affiliated with both GHIS and Oxford
    Insurance Services Limited. The agreements cited in Comment 6 were entered
    into while Mr. Galtney served as director. Accordingly, the three agreements are
    material in significance. Please file these agreements as exhibits to your form 10-
    K pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comment on your filing.

       You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jeffrey P. Riedler
Assistant Director